Filed by Focus Enhancements, Inc.
                                      Pursuant to Rule 425 of the Securities Act
                                           of 1933, as amended, and deemed filed
                                          pursuant to Rule 14d-2 and Rule 14a-12
                                            under the Securities Exchange Act of
                                                                1934, as amended

FOCUS LOGO

FOCUS Enhancements, Inc. o 1370 Dell Ave. o Campbell, CA 95008 o (408) 866 8300

Investor Relations Contacts:
Lillian Armstrong/ Kirsten Chapman/Brendan Lahiff
Lippert/Heilshorn & Associates
(415) 433-3777
brendan@lhai-sf.com

             FOCUS ENHANCEMENTS TO HOLD FOURTH QUARTER 2003 EARNINGS
                         CONFERENCE CALL MARCH 15, 2004

Campbell, CA, Mar. 2, 2004--FOCUS Enhancements, Inc. (NASDAQ SC: FCSE) announced the company will host its Fourth Quarter and Year-end 2003 Results Conference Call on Monday, March 15, 2004 at 1:30 p.m. PDT. Brett Moyer, president and CEO, Gary Williams, CFO and Tom Hamilton, EVP and general manager of the Semiconductor Group, will deliver prepared remarks and conduct a question and answer session. The earnings results news release will be disseminated on Monday, March 15, 2004, after the market close.

The conference call will be broadcast live over the Internet at www.focusinfo.com, and the webcast will be available through April 14, 2004. If you do not have Internet access, the telephone dial-in number is 706-634-0182 for domestic and international participants. Please dial in five to ten minutes prior to the beginning of the call at 1:30 p.m. PDT (4:30 p.m., EDT). A telephone replay will be available through March 17, 2004; dial 706-645-9291, and enter access code 5846113.

About FOCUS Enhancements, Inc.

FOCUS Enhancements, Inc. (NASDAQ SC: FCSE) is a leading designer of world-class solutions in advanced, proprietary video technology. Headquartered in Campbell, CA, FOCUS Enhancements designs, develops, and markets video solutions in two distinct markets: advanced proprietary video conversion integrated circuits
(ICs) and affordable, high quality, digital-video conversion and video production equipment. Semiconductor IC products include designs for PCs, game cards, internet, set-top boxes, Internet appliances, and interactive TV applications, and they are sold directly to original equipment manufacturers
(OEMs). FOCUS Enhancements' complete line of video presentation and video production devices are sold globally through resellers and distributors to the broadcast, education, cable, business, industrial, presentation, Internet, gaming, home video production and home theater markets. More information on FOCUS Enhancements may be obtained from the company's SEC filings, or by visiting the FOCUS Enhancements home page at http://www.FOCUSinfo.com.

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Where to find additional information

FOCUS has filed a registration statement on Form S-4 in connection with the proposed acquisition of substantially all of the assets and assumption of specified liabilities of Visual Circuits Corporation and Visual Circuits intends to mail a proxy statement/prospectus to its stockholders in connection with the transaction. Investors and security holders of Visual Circuits are urged to read the proxy statement/prospectus when it becomes available because it will contain important information about FOCUS and Visual Circuits and the transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, at the SEC's website at www.sec.gov. A free copy of the proxy statement/prospectus may also be obtained from FOCUS or Visual Circuits (when available), and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Visual Circuits in favor of the transaction. Information regarding Focus' executive officers and directors is contained in FOCUS' Form 10-K for the year ended December 31, 2002 and its proxy statement dated November 5, 2003, both of which are filed with the SEC.

In addition to the registration statement on Form S-4 to be filed by FOCUS in connection with the transaction, and the proxy statement/prospectus to be mailed to the stockholders of Visual Circuits in connection with the transaction, FOCUS files annual, quarterly and special reports, proxy and information statements, and other information with the SEC. The reports, statements and other information filed by FOCUS with the SEC are also available for free at the SEC's website at www.sec.gov. Free copies of these reports, statements and other information may also be obtained from FOCUS.

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